NO ACT

PE
12-14-10



DIVISION OF
CORPORATION FINANCE

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549-4561

11005789

January 6, 2011

Ronald O. Mueller
Gibson, Dunn & Crutcher LLP
1050 Connecticut Ave., N.W.
Washington, DC 20036-5306

Act: 1934
Section:
Rule: 14a-8
Public
Availability: 1-5-11

Re: General Electric Company
Incoming letter dated December 14, 2010

Dear Mr. Mueller:

This is in response to your letter dated December 14, 2010 concerning the shareholder proposal submitted to GE by Carol Mahar. Our response is attached to the enclosed photocopy of your correspondence. By doing this, we avoid having to recite or summarize the facts set forth in the correspondence. Copies of all of the correspondence also will be provided to the proponent.

In connection with this matter, your attention is directed to the enclosure, which sets forth a brief discussion of the Division's informal procedures regarding shareholder proposals.

Sincerelv.

Gregory S. Belliston
Special Counsel

Enclosures

cc: Carol Mahar

*** FISMA & OMB Memorandum M-07-16 ***

January 6, 2011

Response of the Office of Chief Counsel
Division of Corporation Finance

Re: General Electric Company
Incoming letter dated December 14, 2010

The proposal requests "a breakdown" containing specified information about two of the company's pension plans.

There appears to be some basis for your view that GE may exclude the proposal under rule 14a-8(i)(7). We note that the proposal relates to compensation that may be paid to employees generally and is not limited to compensation that may be paid to senior executive officers and directors. Proposals that concern general employee compensation matters are generally excludable under rule 14a-8(i)(7). Accordingly, we will not recommend enforcement action to the Commission if GE omits the proposal from its proxy materials in reliance on rule 14a-8(i)(7). In reaching this position, we have not found it necessary to address the alternative basis for omission upon which GE relies.

Sincerely,

Robert Errett
Attorney-Adviser

DIVISION OF CORPORATION FINANCE
INFORMAL PROCEDURES REGARDING SHAREHOLDER PROPOSALS

The Division of Corporation Finance believes that its responsibility with respect to matters arising under Rule 14a-8 [17 CFR 240.14a-8], as with other matters under the proxy rules, is to aid those who must comply with the rule by offering informal advice and suggestions and to determine, initially, whether or not it may be appropriate in a particular matter to recommend enforcement action to the Commission. In connection with a shareholder proposal under Rule 14a-8, the Division's staff considers the information furnished to it by the Company in support of its intention to exclude the proposals from the Company's proxy materials, as well as any information furnished by the proponent or the proponent's representative.

Although Rule 14a-8(k) does not require any communications from shareholders to the Commission's staff, the staff will always consider information concerning alleged violations of the statutes administered by the Commission, including argument as to whether or not activities proposed to be taken would be violative of the statute or rule involved. The receipt by the staff of such information, however, should not be construed as changing the staff's informal procedures and proxy review into a formal or adversary procedure.

It is important to note that the staff's and Commission's no-action responses to Rule 14a-8(j) submissions reflect only informal views. The determinations reached in these no-action letters do not and cannot adjudicate the merits of a company's position with respect to the proposal. Only a court such as a U.S. District Court can decide whether a company is obligated to include shareholder proposals in its proxy materials. Accordingly a discretionary determination not to recommend or take Commission enforcement action, does not preclude a proponent, or any shareholder of a company, from pursuing any rights he or she may have against the company in court, should the management omit the proposal from the company's proxy material.

GIBSON DUNN

Gibson, Dunn & Crutcher LLP

1050 Connecticut Avenue, N.W.
Washington, DC 20036-5306
Tel 202.955.8500
www.gibsondunn.com

Ronald Mueller
Direct: 202.955.8671
Fax: 202.530.9569
RMueller@gibsondunn.com

Client: C 32016-00092

December 14, 2010

VIA E-MAIL

Office of Chief Counsel
Division of Corporation Finance
Securities and Exchange Commission
100 F Street, NE
Washington, DC 20549

Re: *General Electric Company*
Shareowner Proposal of Carol Mahar
Exchange Act of 1934—Rule 14a-8

Ladies and Gentlemen:

This letter is to inform you that our client, General Electric Company (the "Company"), intends to omit from its proxy statement and form of proxy for its 2011 Annual Meeting of Shareowners (collectively, the "2011 Proxy Materials") a shareowner proposal (the "Proposal") and statements in support thereof received from Carol Mahar (the "Proponent").

Pursuant to Rule 14a-8(j), we have:

- filed this letter with the Securities and Exchange Commission (the "Commission") no later than eighty (80) calendar days before the Company intends to file its definitive 2011 Proxy Materials with the Commission; and

- concurrently sent copies of this correspondence to the Proponent.

Rule 14a-8(k) and Staff Legal Bulletin No. 14D (Nov. 7, 2008) ("SLB 14D") provide that shareowner proponents are required to send companies a copy of any correspondence that the proponents elect to submit to the Commission or the staff of the Division of Corporation Finance (the "Staff"). Accordingly, we are taking this opportunity to inform the Proponent that if the Proponent elects to submit additional correspondence to the Commission or the Staff with respect to this Proposal, a copy of that correspondence should be furnished concurrently to the undersigned on behalf of the Company pursuant to Rule 14a-8(k) and SLB 14D.

THE PROPOSAL

The Proposal, which is titled "REPORT ON WHAT IT COSTS OUR COMPANY FOR THE GE SUPPLEMENTARY PENSION PLAN AND THE GE EXCESS PENSION PLAN," and the supporting statement in their entirety read as follows:

> Shareholders should know certain named Executives of our company receive pension benefits from the above named pension plans. These pension plans are fully funded by our company and accrue future benefit obligations. For the purpose of transparency shareholders need to have an account of these plans, how many are in them, what benefits they receive and how much it costs our company.
>
> RESOLVED: Shareholder request that we have a breakdown of each of the above pension plans. This report should breakdown each of the pension plans by 10% increments and list by numbers how many are in each 10% band and what the average monthly and yearly benefits are paid to each band. This report should further report on any increases in these plans since 1987, the year our company stopped contributing into our GE Principal Pension Plan.

A copy of the Proposal, as well as related correspondence from the Proponent, is attached to this letter as Exhibit A.

BASES FOR EXCLUSION

We believe that the Proposal may properly be excluded from the 2011 Proxy Materials pursuant to:

- Rule 14a-8(i)(3) because the Proposal is false and misleading in violation of Rule 14a-9;
- Rule 14a-8(i)(3) because the Proposal is impermissibly vague and indefinite so as to be inherently misleading; and
- Rule 14a-8(i)(7) because the Proposal relates to the Company's ordinary business operations.

BACKGROUND

The Plans that are the subject of the Proposal, the GE Supplementary Pension Plan (the "Supplementary Plan") and the GE Excess Benefits Plan (collectively, the "Plans"), are described on page 35 of the Company's proxy statement for its 2010 Annual Meeting of Shareowners (the "2010 Proxy Statement"). Contrary to the assertion in the Proposal, the Plans are not "fully funded," but instead are unfunded, meaning that claims for benefits under the Plans represent general unsecured obligations of the Company. Both of the Plans are defined benefit plans, meaning that benefits are determined primarily by compensation (or average final compensation) and years of service. As required under SEC rules, page 36 of the 2010 Proxy Statement discloses that the named executives of the Company are eligible to receive pension benefits from the Plans and the actuarial present value of the executives' accumulated benefits under the Plans, and page 35 of the 2010 Proxy Statement provides the following information regarding the terms and conditions of payments and benefits available under the Plans:

> *GE Supplementary Pension Plan.* The company offers the GE Supplementary Pension Plan to nearly 4,000 eligible employees in the executive-band and above, including the named executives, to provide for retirement benefits above amounts available under the company's tax-qualified and other pension programs. The Supplementary Pension Plan is unfunded and not qualified for tax purposes. An employee's annual supplementary pension, when combined with certain amounts payable under the company's tax-qualified and other pension programs and Social Security, will equal 1.75% of the employee's "earnings credited for retirement benefits" multiplied by the number of the employee's years of credited service, up to a maximum of 60% of such earnings credited for retirement benefits. The "earnings credited for retirement benefits" are the employee's average annual compensation (base salary and bonus) for the highest 36 consecutive months out of the last 120 months prior to retirement. Employees are generally not eligible for benefits under the Supplementary Pension Plan if they leave the company prior to reaching age 60. The normal retirement age as defined in this plan is 65. For employees who commenced service prior to 2005, including the named executives, retirement may occur at age 60 without any reduction in benefits. The Supplementary Pension Plan provides for spousal joint and survivor annuities. Benefits under this plan are only available to retirees as monthly payments and cannot be received in a lump sum.
>
> *GE Excess Benefits Plan.* The company offers the GE Excess Benefits Plan to employees whose benefits under the GE Pension Plan are limited by Section 415 of the Internal Revenue Code. The GE Excess Benefits Plan is unfunded and not qualified for tax purposes. Benefits payable under this program are equal to the excess of (1) the amount that would be payable in accordance with the terms of the GE Pension Plan disregarding the limitations imposed pursuant to Section 415 of the Internal Revenue Code over (2) the pension actually payable under the GE Pension Plan taking such Section 415 limitations into account. Benefits under the Excess Benefits Plan for the named executives are generally payable at the same time and in the same manner as the GE Pension Plan benefits. There were no accruals under this plan in 2009, and the company expects only insignificant accruals, if any, under this plan in future years.

Moreover, the last sentence of the Proposal seeks to compare the Plans to "our GE Principal Pension Plan." However, the Company does not maintain a "Principal Pension Plan," and its Annual Report on Form 10-K for the year ended December 31, 2009 (the "2009 Form 10-K") defines the Company's "Principal Pension Plans" to include the Supplementary Plan. Specifically, in note 12 to the consolidated financial statements in that Form 10-K, the Company states, "**Principal Pension Plans** are the GE Pension Plan and the GE Supplementary Pension Plan." On page 29 of the 2009 Form 10-K, under "Management's Discussion and Analysis of Financial Condition and Results of Operations," the Company notes that the unfunded liability of the Supplementary Plan exceeds the underfunded liability of the GE Pension Plan, stating, "Our principal pension plans were underfunded by $6.0 billion at the end of 2009 as compared to $4.4 billion at December 31, 2008. At December 31, 2009, the GE Pension Plan was underfunded by $2.2 billion and the GE Supplementary Pension Plan, which is an unfunded plan, had a projected benefit obligation of $3.8 billion."

ANALYSIS

I. The Proposal May Be Excluded Under Rule 14a-8(i)(3) Because It Is Materially False Or Misleading.

Rule 14a-8(i)(3) provides that a company may exclude from its proxy materials a shareowner proposal if the proposal or supporting statement is "contrary to any of the Commission's proxy rules, including [Rule] 14a-9, which prohibits materially false or misleading statements in proxy soliciting materials." Specifically, Rule 14a-9 provides that no solicitation shall be made by means of any proxy statement containing "any statement, which, at the time and in the light of the circumstances under which it is made, is false or misleading with respect to any material fact, or which omits to state any material fact necessary in order to make the statements therein not false or misleading." In Staff Legal Bulletin No. 14B (Sept. 15, 2004) ("SLB 14B"), the Staff stated that exclusion under Rule 14a-8(i)(3) can be appropriate where "the company demonstrates objectively that a factual statement is materially false or misleading." The Staff consistently has allowed the exclusion under Rule 14a-8(i)(3) of shareowner proposals that are premised on materially false or misleading statements. *See Wal-Mart Stores, Inc.* (avail. Apr. 2, 2001) (concurring in the exclusion of a proposal to remove "genetically engineered crops, organisms, or products" because the text of the proposal misleadingly implied that it related only to the sale of food products); *McDonald's Corp.* (avail. Mar. 13, 2001) (granting no-action relief because the proposal to adopt "SA 8000 Social Accountability Standards" did not accurately describe the standards).

The Proposal's description of the Plans, which serve as the fundamental premise for the Proposal, is false and misleading. The first sentence of the supporting statement to the

Proposal suggests that information regarding the named executives' participation in the Plans is not available and implies that the Proposal will assist in making such information known. However, the Company's named executives' participation in the Plans, the material terms of the Plans and amount of their accrued benefits, expressed in terms of present value pursuant to SEC rules, is fully disclosed in the 2010 Proxy Statement. The second sentence in the supporting statement says that the Plans are "fully funded" when in fact the Plans are unfunded. The last sentence of the Proposal refers to a pension plan that does not exist, or to plans that are defined in the Company's 2009 Form 10-K as including one of the Plans that is the subject of the Proposal. Thus, the Proposal's description of the Plans that are subject to the Proposal and assertions as to why the report requested under the Proposal is needed are false and misleading.

The Proposal is comparable to other proposals the Staff has concurred are excludable under Rule 14a-8(i)(3). For example, in *General Electric Company* (avail. Jan. 6, 2009) the proposal requested that the Company adopt a policy under which any director who received more than 25% in "withheld" votes would not be permitted to serve on any key board committee for two years. The Staff concurred that the proposal was false and misleading because the action requested in the proposal was based on the underlying assertion that the Company had plurality voting and allowed shareowners to "withhold" votes when in fact the Company has implemented majority voting in the election of directors and therefore does not provide a means for shareowners to "withhold" votes in the typical elections. Likewise, in *Johnson & Johnson* (avail. Jan. 31, 2007), the Staff considered a shareowner proposal asking the company's board to adopt a policy that shareowners be given the opportunity to vote on an advisory management resolution to approve the compensation committee report in the proxy statement. The proposal at issue implied that shareowners would be voting on the company's executive compensation policies, however, under recently amended Commission rules, the compensation committee report would no longer contain that information. Accordingly, the Staff concurred that the proposal was materially false or misleading and concurred in the exclusion of the proposal under Rule 14a-8(i)(3). *See also WellPoint, Inc.* (avail. Feb. 12, 2007) (same); *Sara Lee Corp.* (avail. Sept. 11, 2006) (same); *Duke Energy Corp.* (avail. Feb. 8, 2002) (permitting exclusion under Rule 14a-8(i)(3) of a proposal that urged the company's board to "adopt a policy to transition to a nominating committee composed entirely of independent directors as openings occur" because the company had no nominating committee); *General Magic, Inc.* (avail. May 1, 2000) (permitting exclusion under Rule 14a-8(i)(3) as false and misleading of a proposal that requested the company make "no more false statements" to its shareowners because the proposal created the false impression that the company tolerated dishonest behavior by its employees when in fact, the company had corporate policies to the contrary).

Therefore, consistent with the precedent cited above, the Company requests the Staff's concurrence that it may omit the Proposal under Rule 14a-8(i)(3) because it contains statements and is premised on assertions that are false and misleading in violation of Rule 14a-9.

II. The Proposal May Be Excluded Under Rule 14a-8(i)(3) Because The Proposal Is Impermissibly Vague And Indefinite So As To Be Inherently Misleading.

As noted above, under Rule 14a-8(i)(3) companies may exclude a shareowner proposal if the proposal or supporting statement is contrary to any of the Commission's proxy rules or regulations, including Rule 14a-9, which prohibits materially false or misleading statements in proxy soliciting materials. The Staff consistently has taken the position that vague and indefinite shareowner proposals are inherently misleading and therefore excludable under Rule 14a-8(i)(3) because "neither the stockholders voting on the proposal, nor the company in implementing the proposal (if adopted), would be able to determine with any reasonable certainty exactly what actions or measures the proposal requires." Staff Legal Bulletin No. 14B (Sept. 15, 2004) ("SLB 14B"). *See also Dyer v. SEC*, 287 F.2d 773, 781 (8th Cir. 1961) ("[I]t appears to us that the proposal, as drafted and submitted to the company, is so vague and indefinite as to make it impossible for either the board of directors or the stockholders at large to comprehend precisely what the proposal would entail.").

In this regard, the Staff has concurred with the exclusion of a variety of shareowner proposals with vague terms or references, including proposals regarding the production of reports. *See Bank of America Corp.* (avail. June 18, 2007) (concurring with the exclusion of a proposal calling for the board of directors to compile a report "concerning the thinking of the Directors concerning representative payees" as "vague and indefinite"); *CBRL Group, Inc.* (avail. Sep. 6, 2001) (concurring with the exclusion of a proposal requiring a report of "monies being used for personal benefit of the officers and directors and their friends" as vague and indefinite). Likewise, the Staff has permitted the exclusion of proposals regarding compensation policies and programs when they were vague and indefinite. *See Prudential Financial, Inc.* (avail. Feb. 16, 2007) (concurring with the exclusion of a proposal requiring shareholder approval for certain senior management incentive compensation programs because the proposal was vague and indefinite); *Woodward Governor Co.* (avail. Nov. 26, 2003) (concurring in the exclusion of a proposal which called for a policy for compensating the "executives in the upper management . . . based on stock growth" because the proposal was vague and indefinite as to what executives and time periods were referenced).

Moreover, the Staff has on numerous occasions concurred that a shareowner proposal was sufficiently misleading so as to justify exclusion where a company and its shareowners might interpret the proposal differently, such that "any action ultimately taken by the [c]ompany upon implementation [of the proposal] could be significantly different from the actions envisioned by shareholders voting on the proposal." *Fuqua Industries, Inc.* (avail. Mar. 12, 1991). *See also Puget Energy, Inc.* (avail. Mar. 7, 2002) (concurring with the exclusion of a proposal requesting that the company's board of directors "take the necessary steps to implement a policy of 'improved corporate governance'" as "vague and indefinite").

In the instant case, the report and the parameters requested by the Proposal are subject to differing interpretations such that it is impossible to ascertain what the Proposal requires. The Proposal requests a report or "breakdown" of the Plans and specifies various parameters that the report should include. Every parameter requested by the Proposal is subject to differing interpretations and thus is impermissibly vague and indefinite. The Proposal specifies that the report should "breakdown each of the pension plans by 10% increments" and "list by numbers how many are in each 10% band and what the average monthly and yearly benefits are paid to each band." The Proposal also requests information on "any increases in these plans since 1987."

The Company cannot ascertain what is required by the first parameter called for by the Proposal, that the report should "breakdown each of the pension plans by 10% increments." The Proposal does not state on what basis or data the "10% increments" are to be determined, and there are a number of different bases that could be used. For example, "10% increments" could refer to data regarding the current covered compensation of participants, the accrued benefits of participants, or the age or years of credited service of participants. The Proposal's language regarding the information to be provided with respect to the "numbers" that are in each 10% "band" does not provide any greater clarity as to the information that is sought, and in fact creates greater uncertainty, because the request for information on "the average monthly and yearly benefits ... paid to each band" (emphasis supplied) suggests that the information relates only to participants who currently are receiving payments under the Plans, not active participants who are accruing benefits for future payment under the Plans.

Because, as disclosed in the 2010 Proxy Statement, the GE Supplementary Pension Plan is offered to nearly 4,000 eligible employees and individuals are generally only eligible for its benefits if employed by the Company at the age of 60, the variable interpretations regarding benefits, dates and individuals under these plans are particularly problematic. The Staff has long concurred with the exclusion as vague and indefinite of proposals setting forth specific guidelines that are vague and indefinite. In *General Electric Company* (avail. Dec. 31, 2009), the proposal specified that each board member with at least eight years of tenure will be "forced ranked" and that the "bottom ranked" director would not be re-nominated. Recognizing that the proposal dictated such a bottom ranking without resolving potential ambiguities relating to average ranking, lowest ranking by any of the directors, or potential ties resulting from the ranking system, the Staff concurred with the exclusion of the proposal as vague and indefinite. *See also IDACORP, Inc.* (avail. Sep. 10, 2001) (concurring with the exclusion of a proposal requesting the ability to recall directors where the "particulars" set forth in the proposal were vague and indefinite).

The Company also cannot ascertain what "increases" in the plans since 1987 means. Increases could refer to the number of participants eligible for such plans, the aggregate amount of accrued benefits under the Plans, any changes in benefit formula under the Plans, or increases in the amount of covered compensation or service used to calculate benefits under the Plans. The Staff has concurred with the exclusion of a past proposal that purported to request relative percentage-based changes without defining them. In *Bank of America Corp.* (avail. Feb. 12, 2007), the proposal called for "a policy of reducing investments of the Corporation by five (05) percent annually" until such time as certain conditions regarding the State of Israel were satisfied. Recognizing that the proposed 5% reduction was subject to various interpretations and ambiguities, such as the geographic scope of the investments and the type of the investments to be reduced (asset, debt, equity, etc.), the Staff concurred with the exclusion of the proposal as vague and indefinite. Similarly, the instant Proposal and its reference to "any increases in these plans since 1987" is subject to various interpretations and ambiguities relating to the type of benefits and the scope of eligible or participating employees to consider, and can thus also be excluded as vague and indefinite.

The Staff frequently has concurred that where a proposal that mandates specific action "may be subject to differing interpretations," it may be entirely excluded as vague and indefinite because "neither the shareholder voting on the proposal, nor the Company, would be able to determine with any reasonable certainty what measures the Company would take in the event the proposal was approved." *Hershey Foods Corp.* (avail. Dec. 27, 1988). In *Verizon Communications Inc.* (avail. Feb. 21, 2008), the proposal requested that short- and long-term incentive-based compensation granted to senior executives satisfy certain formula and criteria. The company argued that because certain terms in the formulas were subject to multiple interpretations, the company could not determine with any certainty how to implement the proposal, and the Staff concurred that the proposal accordingly could be excluded under Rule 14a-8(i)(3). In *Bank Mutual Corp.* (avail. Jan. 11, 2005), the proposal provided that "a mandatory retirement age be established for all directors upon attaining the age of 72 years." Recognizing that the proposal could be interpreted either as requiring all directors to retire at the age of 72 or as requiring that a retirement age by chosen for each director on his or her 72nd birthday, the Staff concurred with the exclusion of the proposal as vague and indefinite. *See also Prudential Financial, Inc.* (avail. Feb. 16, 2007) (concurring with the exclusion of a proposal, which was susceptible to a different interpretation if read literally than if read in conjunction with the supporting statement, as vague and indefinite);

International Business Machines Corp. (avail. Jan. 10, 2003) (concurring with the exclusion of a proposal regarding nominees for the company's board of directors where it was unclear how to determine whether the nominee was a "new member" of the board). Similarly, the instant Proposal requires that a report be prepared that is broken down by "10% increments" and include "any increases in these plans since 1987," but as discussed above, these requirements are subject to multiple interpretations that could result in the action taken by the Company differing significantly from the actions envisioned by the shareowners voting on the Proposal.

III. The Proposal May Be Excluded Under Rule 14a-8(i)(7) Because The Proposal Deals With Matters Related To The Company's Ordinary Business Operations.

A. Background

The Company may exclude the Proposal pursuant to Rule 14a-8(i)(7) because it deals with matters relating to the Company's ordinary business operations. According to the Commission release accompanying the 1998 amendments to Rule 14a-8, the term "ordinary business" refers to matters that are not necessarily "ordinary" in the common meaning of the word, but instead the term "is rooted in the corporate law concept of providing management with flexibility in directing certain core matters involving the company's business and operations." Exchange Act Release No. 40018 (May 21, 1998) (the "1998 Release"). In the 1998 Release, the Commission explained that the ordinary business exclusion rests on two central considerations. The first consideration relates to the subject matter of a proposal; the 1998 Release provides that "[c]ertain tasks are so fundamental to management's ability to run a company on a day-to-day basis that they could not, as a practical matter, be subject to direct shareholder oversight." *Id.* The second consideration is the degree to which the proposal attempts to "micro-manage" a company by "probing too deeply into matters of a complex nature upon which shareholders, as a group, would not be in a position to make an informed judgment." *Id.* (citing Exchange Act Release No. 12999 (Nov. 22, 1976)). Pursuant to this administrative history, the Staff has permitted the exclusion of shareholder proposals under Rule 14a-8(i)(7) if they concern "general employee compensation" issues. Staff Legal Bulletin No. 14A (July 12, 2002) ("SLB 14A"). In SLB 14A, the Staff stated, "[s]ince 1992, we have applied a bright-line analysis to proposals concerning equity or cash compensation . . . . We agree with the view of companies that they may exclude proposals that relate to general employee compensation matters in reliance on rule 14a-8(i)(7) . . . ." As discussed below, the Proposal implicates both of these considerations because it addresses general employee compensation matters. Therefore, the Proposal may be omitted as relating to the Company's ordinary business operations.

B. Analysis

The Proposal requests reports on two Company pension plans, but does not limit the scope of the reports to the Company's most senior executives. Instead, the Proposal would require the Company to provide information about all current and former employees covered by the pension plans. As previously noted, the Supplementary Plan alone is offered to nearly 4,000 eligible employees. Although the 2010 Proxy Statement refers to the Supplementary Plan's participants as being "in the executive-band and above," the vast majority of these employees do not meet the Commission's definition of being "executive officers." Therefore, because the Proposal encompasses a much broader range of employees, the Proposal is asking the shareholders to vote upon a matter related to the compensation of the Company's employees.

The Staff consistently has concurred in the exclusion of proposals addressing a company's compensation to non-executive employees on the grounds that they relate to general compensation matters. *See Exxon Mobil Corp.* (avail. Feb. 16, 2010, *recon. denied* Mar. 23, 2010) (concurring in exclusion under Rule 14a-8(i)(7) of a proposal asking the board to "eliminate all remuneration for any one of Management in an amount above $500,000.00 per year," excluding minor perks and necessary insurance, and to prohibit severance contracts); *Pfizer Inc. (Davis)* (avail. Jan. 29, 2007) (concurring in exclusion under Rule 14a-8(i)(7) of a proposal requesting that the board cease to grant stock options to any employees); *General Motors Corp.* (avail. Mar. 24, 2006) (concurring in exclusion under Rule 14a-8(i)(7) of a proposal asking the board to "eliminate all remuneration for anyone of Management in an amount above $500,000.00 per year," excluding minor perks and necessary insurance, and to prohibit severance contracts); *Mattel, Inc.* (avail. Mar. 13, 2006) (concurring in exclusion under Rule 14a-8(i)(7) of a proposal asking the board to "eliminate all management remuneration in excess of $500,000.00 per year" and to refrain from making severance contracts); *Amazon.com, Inc.* (avail. Mar. 7, 2005) (concurring in exclusion under Rule 14a-8(i)(7) of a proposal requesting that the board adopt and disclose a new policy on equity compensation, and cancel a certain equity compensation plan potentially affecting all employees); *Plexus Corp.* (avail. Nov. 4, 2004) (concurring in exclusion under Rule 14a-8(i)(7) of a proposal requesting discontinuation of stock options for all employees and associates); *Woodward Governor Co.* (avail. Sept. 29, 2004) (concurring in exclusion under Rule 14a-8(i)(7) of a proposal requesting discontinuation of all stock option grants); *Sempra Energy* (avail. Dec. 19, 2002, *recon. denied* Mar. 5, 2003) (concurring in exclusion under Rule 14a-8(i)(7) of a proposal seeking to limit grants of stock options and derivatives for both "officers and employees"); *ConAgra Foods, Inc.* (avail. June 8, 2001) (concurring in exclusion under Rule 14a-8(i)(7) of a proposal seeking to amend the exercise price, vesting and other terms of the company's stock plan because it related to general compensation issues); *Shiva Corp.* (avail. Mar. 10, 1998) (concurring in exclusion under Rule 14a-8(i)(7) of a proposal mandating that the company bylaws be amended to prohibit repricing of stock options because the proposal related to ordinary business operations).

Additionally, in several recent decisions the Staff has concurred with the exclusion of proposals addressing compensation of highly compensated officers who are not executive officers as defined in SEC rules, as implicating ordinary business considerations under Rule 14a-8(i)(7). In *Bank of America Corp.* (avail. Feb. 26, 2010), the proposal requested changes to the company's incentive compensation plan as applied to certain named executive officers and the company's one-hundred most highly-compensated employees. The proponent argued that the proposal should not be excluded because the existing structure of the compensation plan promoted excessive risk taking, thus implicating a "significant social policy issue." The Staff, however, disagreed, finding that "the proposal does not focus on the relationship between the company's compensation practices and excessive risk-taking." Because the proposal did not address a significant social policy issue, the Staff permitted exclusion under Rule 14a-8(i)(7) as relating to general employee compensation. The Staff also concurred with the exclusion of several proposals nearly identical to the proposal in *Bank of America Corp.* under the same rationale. *See The Goldman Sachs Group, Inc.* (avail. Mar. 8, 2010); *Wells Fargo & Co.* (avail. Mar. 4, 2010); *JPMorgan Chase & Co.* (avail. Feb. 25, 2010).

The Proposal, like the precedent cited above, does not implicate significant social policy issues. Instead, the Proposal concerns only general compensation matters by seeking reports on compensation covering thousands of current and former non-executive employees. Thus, the Proposal may be excluded under Rule 14a-8(i)(7) as relating to the Company's ordinary business matters.

CONCLUSION

Based upon the foregoing analysis, we respectfully request that the Staff concur that it will take no action if the Company excludes the Proposal from its 2011 Proxy Materials. We would be happy to provide you with any additional information and answer any questions that you may have regarding this subject.

If we can be of any further assistance in this matter, please do not hesitate to call me at (202) 955-8671 or Lori Zyskowski, the Company's Counsel, Corporate & Securities, at (203) 373-2227.

Sincerely,

Ronald O. Mueller

Enclosure(s)

cc: Lori Zyskowski, General Electric Company
Carol Mahar

Exhibit A

Carol Mahar

FISMA & OMB Memorandum M-07-16

Mr. Jeffery R. Immelt Chairman of the Board

General Electric Company

3135 Easton Tpke

Fairfield CT 06828

Phone: 203 373-2211

Dear Mr. Immelt

This Rule 14a-8 proposal is respectfully submitted in order to provide transparency in the pension plans our company provides as benefits. I am a GE shareholder in the Savings and Security Plan. Rule 14a-8 requirements are intended to be met including the continuous ownership of the required stock value until after the date of the respective shareholder meeting and presentation of the proposal at the annual meeting.

In the interest of company cost savings and improving the efficiency of the rule 14a-8 process please communicate via email ***FISMA & OMB Memorandum M-07-16***

Your consideration and the consideration of the Board of Directors is appreciated in support of this report. Please acknowledge receipt of this proposal promptly by email ***FISMA & OMB Memorandum M-07-16***

Sincerely,

Carol Mahar

Carol Mahar November 9, 2010

Cc: Brackett B. Denniston III

Corporate Secretary

Eliza Fraser eliza.fraser@ge.com

Associate Corporate Counsel FX; 203-373-3131

FX: 203-373-2523

FX 203-373-3079

REPORT ON WHAT IT COSTS OUR COMPANY FOR THE GE SUPPLEMENTARY PENSION PLAN AND THE GE EXCESS PENSION PLAN

Shareholders should know certain named Executives of our company receive pension benefits from the above named pension plans. These pension plans are fully funded by our company and accrue future benefit obligations. For the purpose of transparency shareholders need to have an account of these plans, how many are in them, what benefits they receive and how much it costs our company.

RESOLVED: Shareholder request that we have a breakdown of each of the above pension plans. This report should breakdown each of the pension plans by 10% increments and list by numbers how many are in each 10% band and what the average monthly and yearly benefits are paid to each band. This report should further report on any increases in these plans since 1987, the year our company stopped contributing into our GE Principal Pension Plan.